

Mail Stop 4631

June 6, 2018

Rongguo Wei
Co-Chief Financial Officer
SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

  Re: **SeD Intelligent Home Inc.**
    Form 8-K
    Filed December 29, 2017
    File No. 000-55038

Dear Mr. Wei:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Pamela Long

       for Amanda Ravitz
       Assistant Director
       Office of Manufacturing and
       Construction